Exhibit 21.1

Subsidiaries of National Commerce Corporation:

Legal Name of Subsidiary	Doing Business Name (if applicable)	Jurisdiction of Organization
National Bank of Commerce		United States of America
CBI Holding Company, LLC		Delaware
Corporate Billing, LLC		Alabama
CBI Real Estate Holdings, LLC		Alabama